VIA EDGAR

June 18, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ada D. Sarmento

Re:                             Aptinyx Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-225150

Dear Ms. Sarmento:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aptinyx Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 20, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Arthur McGivern at (617) 570-1971.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Arthur McGivern, by facsimile to (617) 801-8626.

If you have any questions regarding this request, please contact Arthur McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely,

APTINYX INC.

/s/ Norbert G. Riedel
Norbert G. Riedel, Ph.D.
President and Chief Executive Officer

cc:                                Ashish Khanna, Chief Financial Officer and Chief Business Officer, Aptinyx Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP

Arthur McGivern, Esq., Goodwin Procter LLP